Filed by Care Capital Properties, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule l4a-6 under the Securities Exchange Act of 1934

Subject Company: Care Capital Properties, Inc.

Commission File No.: 001-37356

Commission File No. for Registration Statement

on Form S-4: 333-218678

191 North Wacker Drive, Suite 1200    Chicago, Illinois 60606    (855) 755-9988     www.carecapitalproperties.com

CARE CAPITAL PROPERTIES DECLARES PRORATED DIVIDEND IN CONNECTION WITH
SABRA HEALTH CARE COMBINATION

CHICAGO, IL (August 2, 2017) — Care Capital Properties, Inc. (NYSE: CCP) (“CCP” or the “Company”) announced today that its Board of Directors declared a prorated dividend on the Company’s common stock, conditioned upon the completion of its pending combination with Sabra Health Care REIT, Inc. (NASDAQ: SBRA) (“Sabra”) pursuant to a merger of CCP with and into a wholly owned subsidiary of Sabra (the “Merger”).

The dividend will be payable in cash to stockholders of record at the close of business on the last business day prior to the date on which the Merger becomes effective (the “Effective Time”).  The per share dividend amount payable by CCP will be equal to the Company’s most recent quarterly dividend rate ($0.57), multiplied by the number of days elapsed since the Company’s last dividend payment date (June 30, 2017) through and including the day immediately prior to the day on which the Effective Time occurs, divided by the actual number of days in the calendar quarter in which such dividend is declared (92).

The Merger is expected to occur on or about August 17, 2017, subject to the approval of stockholders of CCP and Sabra and the satisfaction of customary closing conditions.  Each of CCP and Sabra has scheduled a special meeting of stockholders on August 15, 2017 to consider and vote upon the proposed Merger and related matters.  There can be no assurance that all such closing conditions will be satisfied by August 17, 2017, that the Effective Time will occur on August 17, 2017 or that the Merger will occur.  If the Effective Time occurs on August 17, 2017, the amount of the prorated dividend will be $0.2911957 per share.  If, however, the Effective Time occurs after August 17, 2017, the amount of the dividend will be increased for each calendar day that the Effective Time occurs later than August 17, 2017, and the record date and payment date for the dividend will be delayed accordingly.

Care Capital Properties, Inc. is a healthcare real estate investment trust with a diversified portfolio of triple-net leased properties, focused on the post-acute sector.  The Company’s skilled management team is fully invested in delivering excellent returns by forging strong relationships with shareholders, operators, and employees.  More information about Care Capital Properties, Inc. can be found at: www.carecapitalproperties.com.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding CCP’s or its tenants’ or borrowers’ expected future financial condition, results of operations, cash flows, funds from operations, dividends and dividend plans, financing opportunities and plans, capital markets transactions, business strategy, budgets, projected costs, operating metrics, capital expenditures, competitive positions, acquisitions, investment opportunities, dispositions, growth opportunities, expected lease income, continued qualification as a real estate investment trust (“REIT”), plans and objectives of management for future operations and statements that include words such as “anticipate,” “if,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “could,” “should,” “will” and other similar expressions are forward-looking statements. These forward-looking statements

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are inherently uncertain, and actual results may differ materially from CCP’s expectations. Except as required by law, CCP does not undertake a duty to update these forward-looking statements, which speak only as of the date on which they are made.

Factors that could cause CCP’s actual future results and trends to differ materially from those anticipated are discussed in its filings with the Securities and Exchange Commission and include, without limitation: (a) the ability and willingness of CCP’s tenants, borrowers and other counterparties to satisfy their obligations under their respective contractual arrangements with CCP, including, in some cases, their obligations to indemnify, defend and hold harmless CCP from and against various claims, litigation and liabilities; (b) the ability of CCP’s tenants and borrowers to maintain the financial strength and liquidity necessary to satisfy their respective obligations and liabilities to third parties, including without limitation obligations under their existing credit facilities and other indebtedness, and the impact of CCP’s tenants or borrowers declaring bankruptcy or becoming insolvent; (c) CCP’s ability to successfully execute its business strategy, including identifying, underwriting, financing, consummating and integrating suitable acquisitions and investments; (d) macroeconomic conditions such as a disruption in or lack of access to the capital markets, changes in the debt rating on U.S. government securities, default or delay in payment by the United States of its obligations, and changes in federal or state budgets resulting in the reduction or nonpayment of Medicare or Medicaid reimbursement rates; (e) the nature and extent of competition in the markets in which CCP’s properties are located; (f) the impact of pending and future healthcare reform and regulations, including cost containment measures, quality initiatives and changes in reimbursement methodologies, policies, procedures and rates; (g) increases in CCP’s borrowing costs as a result of changes in interest rates and other factors; (h) the ability of CCP’s tenants to successfully operate CCP’s properties in compliance with applicable laws, rules and regulations, to deliver high-quality services, to hire and retain qualified personnel, to attract residents and patients, and to participate in government or managed care reimbursement programs; (i) changes in general economic conditions or economic conditions in the markets in which CCP may, from time to time, compete for investments, capital and talent, and the effect of those changes on CCP’s earnings and financing sources; (j) CCP’s ability to repay, refinance, restructure or extend its indebtedness as it becomes due; (k) CCP’s ability and willingness to maintain its qualification as a real estate investment trust in light of economic, market, legal, tax and other considerations; (l) final determination of CCP’s taxable net income for the year ended December 31, 2016 and for current and future years; (m) the ability and willingness of CCP’s tenants to renew their leases with CCP upon expiration of the leases, CCP’s ability to reposition its properties on the same or better terms in the event of nonrenewal or in the event CCP exercises its right to replace an existing tenant, and obligations, including indemnification obligations, CCP may incur in connection with the replacement of an existing tenant; (n) year-over-year changes in the Consumer Price Index and the effect of those changes on the rent escalators contained in CCP’s leases and on CCP’s earnings; (o) CCP’s ability and the ability of its tenants and borrowers to obtain and maintain adequate property, liability and other insurance from reputable, financially stable providers; (p) the impact of increased operating costs and uninsured professional liability claims on CCP’s or its tenants’ or borrowers’ liquidity, financial condition and results of operations, and the ability of CCP and its tenants and borrowers to accurately estimate the magnitude of those costs and claims; (q) consolidation in the healthcare industry resulting in a change of control of, or a competitor’s investment in, one or more of CCP’s tenants or borrowers or significant changes in the senior management of CCP’s tenants or borrowers; (r) the impact of litigation or any financial, accounting, legal or regulatory issues, including government investigations, enforcement proceedings and punitive settlements, that may affect CCP or its tenants or borrowers; (s) changes in accounting principles, or their application or interpretation, and CCP’s ability to make estimates and the assumptions underlying the estimates, which could have an effect on CCP’s earnings; and (t) risks related to CCP’s proposed merger with Sabra Health Care REIT, Inc., including that the proposed merger will require significant time, attention and resources, potentially diverting attention from the conduct of CCP’s business, the potential adverse effect on CCP’s tenant and vendor relationships, operating results and business generally resulting from the proposed merger, and the anticipated and unanticipated costs, fees, expenses and liabilities relating to the proposed merger.  Many of these factors are beyond the control of CCP and its management.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed solicitation material in respect of the proposed merger of CCP with a wholly owned subsidiary of Sabra.  The proposed merger is being submitted to stockholders of CCP for their consideration.  In connection therewith, CCP has filed relevant materials with the U.S. Securities and Exchange Commission (“SEC”), including a joint proxy statement/prospectus with respect to the proposed merger that was mailed to Sabra’s and the Company’s stockholders on or about July 10, 2017.  STOCKHOLDERS OF SABRA AND CCP ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT

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INFORMATION ABOUT SABRA, CCP AND THE MERGER.  Stockholders may obtain copies of the joint proxy statement/prospectus and any other documents filed with the SEC by Sabra and CCP for no charge at the SEC’s website at www.sec.gov.  Copies of the documents filed by Sabra with the SEC are available free of charge on Sabra’s website at www.sabrahealth.com, or by directing a written request to Sabra Health Care REIT, Inc., 18500 Von Karman Avenue, Suite 550, Irvine, CA 92612, Attention: Investor Relations. Copies of the documents filed by CCP with the SEC are available free of charge on CCP’s website at www.carecapitalproperties.com, or by directing a written request to Care Capital Properties, Inc., 191 North Wacker Drive, Suite 1200, Chicago, Illinois 60606, Attention: Investor Relations.

PARTICIPANTS IN SOLICITATION

Sabra and CCP, and their respective directors and executive officers and certain other employees, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information concerning the ownership of Sabra securities by Sabra’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about Sabra’s directors and executive officers is also available in Sabra’s proxy statement for its 2017 annual meeting of stockholders filed with the SEC on April 25, 2017, as well as its annual report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 22, 2017. Information concerning the ownership of CCP securities by CCP’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about CCP’s directors and executive officers is also available in CCP’s proxy statement for its 2017 annual meeting of stockholders filed with the SEC on April 7, 2017, as well as its annual report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 1, 2017.  Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, is set forth in the joint proxy statement/prospectus relating to the proposed merger.  These documents can be obtained free of charge from the sources indicated above.

Contact:

Lori B. Wittman

Executive Vice President and Chief Financial Officer

lwittman@carecapitalproperties.com

312.881.4702

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